From:	Stewart.Gregg@allianzlife.com
Sent:	Thursday, March 25, 2010 5:41 PM
To:	Samuel, Sally
Subject:	Fw: Vision and Vision NY 485a filing

The attached is per my voice mail.

Stewart Gregg
Managing Senior Securities Counsel

stewart.gregg@allianzlife.com
d: 763.765.2913
800.950.5872 x32913

Allianz Life Insurance Company of North America | www.allianzlife.com

Allianz. Financial solutions from A - Z.

----- Forwarded by Stewart Gregg/allianzlife on 03/25/2010 04:40 PM -----

            Cheryl
            Graff/allianzlife
                                                                    To
            03/22/2010 10:30   Stewart Gregg/allianzlife@AZLIFE
            AM   cc

                                                            Subject
                                    Vision and Vision NY 485a filing

Hi,

Here is a list of what we changed with the 485a filing:
   We added a resriction requiring our prior approval on selection of
   Investment Protector or Income Protector if total Purchase Payments are
   $1 million or more.
   We added a minimum rider charge for the (05.10) version of the
   Investment Protector and Income Protector.
   We increased the rider charge for the Investment Protector to 0.90% from
   0.80%.
   We added a limitation on quarterly increases to the rider charge. In any
   twelve-month period we cannot increase the rider charge for Investment
   Protector by more than 0.35% or Income Protector by more than 0.50%.
   Created a new appendix for the older versions of the Investment
   Protector and Income Protector that we no longer offer.
   We added New Jersey civil union partner disclosure to the Income

1

Protector.

In section 10, Death Benefit we added disclosure regarding multiple beneficiaries and spousal continuation.

We are replacing the original Quarterly Value Death Benefit with the Quarterly Value Death Benefit (05.10). The primary difference being that the (05.10) benefit requires selection of either the Investment Protector or Income Protector. We also reserved the right to change the Quarterly Anniversary calculation for new contracts we issue in the future and.

We added state specific variations for the withdrawal charge.

We revised the Annuitant discussion in section 1.

We made extensive revisions to section 3, The Annuity Phase. We moved the Income Date and Annuity Payment subsections, and added disclosure to the Annuity Options that have a guaranteed period.

We added and removed Investment Options, and added disclosure for the Franklin Zero Coupon Fund that is maturing this December.

We made a slight revision to the market timing language.

We revised and reorderd the Qualified Contract description and made other minor changes to section 7, Taxes.

We moved the glossary to appear inside the back cover.

Thanks!
Cheryl Lynn Graff
Principal Paralegal

cheryl.graff@allianzlife.com
d: 763.765.5406
f: 763.765.6355

Allianz Life Insurance Company of North America | www.allianzlife.com Allianz. Financial solutions from A - Z.